Deloitte & Touche LLP
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of UnionBanc Investment Services, LLC

We have reviewed management's statements, included in the accompanying UnionBanc Investment Services, LLC's Exemption Report (the "Exemption Report"), in which (1) UnionBanc Investment Services, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed exemptions from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions"), (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2020 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it is also filing the Exemption Report because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") throughout the year ended December 31, 2020, except as described in its exemption report . The Company's management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74.



February 17, 2021